Exhibit A

NATIONAL FUEL RESOURCES, INC.
INCOME STATEMENT

	Three Months Ended December 31, 2004	Twelve Months Ended December 31, 2004

	Actual	Actual

Operating Revenues	$63,494,012	$290,890,666

Operating Expenses:
Purchased Gas	61,588,931	277,965,173
Purchased Electric	--	(1,416)
Operation	767,778	3,906,405
Depreciation, Depletion
& Amortization	21,073	94,214
Franchise & Other Taxes	45,833	325,845

	62,423,615	282,290,221

Operating Income	1,070,397	8,600,445

Interest Income	186,559	809,198
Interest Expense	2,485	28,883

Net Income Before Taxes	1,254,471	9,380,760

Income Taxes:
Federal	334,360	2,331,191
State	83,026	573,654
Deferred	87,206	996,323

	504,592	3,901,168

Net Income	$749,879	$5,479,592